FOIA CONFIDENTIAL TREATMENT REQUESTED

Apple Inc.	March 28, 2011

1 Infinite Loop

Cupertino, CA 95014

BY EDGAR AND HAND DELIVERY

To:	Mark Shuman
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Apple Inc.
Form 10-K for the Fiscal Year Ended September 25, 2010, filed on October 27, 2010
File No. 000-10030

Dear Mr. Shuman,

Apple Inc. (the “Company”) provides the following information in response to the comments contained in the correspondence of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated March 22, 2011, relating to the above-referenced filing.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. We have filed a separate letter with the Office of Freedom of Information and Privacy Act (the “FOIA Office”) in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests [17 C.F.R. § 200.83]. For the Staff’s reference, we have enclosed a copy of our letter to the FOIA Office (the “Request”) with this copy of the correspondence marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

In accordance with Rule 83, the Company requests confidential treatment of (a) the marked portions (the “Confidential Information”) of this response letter (the “Letter”) and (b) the accompanying Request letter (collectively, the “Confidential Material”). Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information and Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

In accordance with Rule 83, this Letter has also been clearly marked with the legend “Confidential Treatment Requested by Apple Inc.” and each page is marked for the record with the identifying numbers and code “AI-001” through “AI-008.”

Pursuant to Rule 83, a copy of the Request (but not this Letter) also is being delivered to the Commission’s FOIA Office.

We have reviewed the comments in your letter dated March 22, 2011, regarding the above-referenced filing and have provided the attached responses. We have repeated the text of your comments and followed each with our response.

Confidential Treatment Requested by Apple Inc.

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

U.S. Securities and Exchange Commission March 28, 2011 Page 2	Confidential Treatment Requested by Apple Inc.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Form 10-K for the fiscal year ended September 25, 2010

Part III, page 88 (Incorporated by Reference from Definitive Proxy Statement Filed January 7, 2011)

Transactions with Related Persons, page 20

1.	We note the references to commercial transactions with each of Disney, Northrop Grumman and Avon and your affiliates’ relationships with those entities. In your response letter, please summarize the nature of the transactions in quantitative and qualitative terms and tell us the factual basis for your determinations that the transactions were arms-length. Please also provide the analysis that led to your apparent conclusion that disclosure conforming to the requirements of Item 404(a) of Regulation S-K was not required with respect to the commercial dealings with those entities during your most recent fiscal year.

The Company acknowledges the Staff’s comments and supplementally advises the Staff as follows:

As disclosed in the Company’s Proxy Statement for its 2011 Annual Meeting (the “Proxy Statement”), in the ordinary course of its business, the Company has entered into arms’-length commercial sales arrangements with Disney, Northrop Grumman and Avon and, in the case of Disney, content licensing agreements. Steve Jobs, the Chief Executive Officer and a director of the Company, is also a director of Disney and a holder of 7.3% of Disney’s outstanding common stock as of January 24, 2011. Ron Sugar, one of the Company’s directors, was the Chairman and Chief Executive Officer of Northrop Grumman until December 2009 and joined the Company’s Board in November 2010, approximately two months after the end of the Company’s 2010 fiscal year. Andrea Jung, one of the Company’s directors, is the Chief Executive Officer and a director of Avon.

For the reasons described below, the Company determined that (i) Mr. Jobs’s relationship with Disney is subject to a categorical exception to Item 404(a); (ii) Dr. Sugar was not a “related person” during the 2010 fiscal year; and (iii) Ms. Jung does not have a material direct or indirect interest in the commercial dealings between the Company and Avon. As a result, the Company believes that the relationships described in the Staff’s comment are not required to be disclosed under Item 404(a) of Regulation S-K. The Company nevertheless chose to inform investors of these commercial dealings voluntarily given the high-profile nature of the companies involved.

In concluding that Item 404(a) does not require disclosure of these ordinary course transactions, the Company analyzed the facts and circumstances of the transactions in light of the text of Item 404(a), the Commission’s guidance in Release No. 33-8732A (the “Adopting Release”), and the Company’s Related Party Transactions Policy (the “Policy”), which is described in the Proxy Statement and is available on the Company’s website at www.apple.com/investor.

Confidential Treatment Requested by Apple Inc.

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U.S. Securities and Exchange Commission March 28, 2011 Page 3	Confidential Treatment Requested by Apple Inc.

Analysis with respect to Mr. Jobs. In 2010 the Company sold its products [***] to Disney in the ordinary course of business. The Company also entered into content licensing agreements with Disney in the ordinary course of business. [***]

[***] Because Mr. Jobs did not have a material direct or indirect interest in the transactions, the Company believes that no disclosure under Item 404(a) is required.

Analysis with respect to Dr. Sugar. Dr. Sugar was not an officer of Northrop Grumman after December 2009, and did not join the Company’s Board until November 2010, approximately two months after the end of the Company’s 2010 fiscal year, the period covered by the Form 10-K and the Proxy Statement. Pursuant to Instruction 1(a) to Item 404(a), Dr. Sugar was therefore not a “related person” during the 2010 fiscal year. Because Dr. Sugar was not a “related person,” the Company believes that no disclosure under Item 404(a) is required.

Analysis with respect to Ms. Jung. In 2010, the Company sold its products [***] to Avon in the ordinary course of business. [***] the Company determined that Ms. Jung did not have a material direct or indirect interest in those transactions, and therefore disclosure was not required under Item 404(a).

In accordance with the Adopting Release and the Policy, the Company considered the following factors, among others, in evaluating the potential materiality of any interest that Ms. Jung may have had in such transactions:

•	whether the transactions were material to the Company or the other entity involved;

•	the nature of the related person’s interest, if any, in the transactions;

•	the importance of the interest to the person having the interest, if any;

•	the approximate dollar value of the amount involved in the transactions;

•	the approximate dollar value of the amount of the related person’s interest in the transactions without regard to the amount of any profit or loss;

•	whether the transactions were negotiated at arms’-length;

•	the fact that the related person is the chief executive officers of the counterparty in the transactions;

•	the purpose, and the potential benefits to the Company, of the transactions; and

•

any other information regarding the transactions or the related person in the context of the transactions that would be material to investors in light of the circumstances of the particular transactions.

Confidential Treatment Requested by Apple Inc.

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

U.S. Securities and Exchange Commission March 28, 2011 Page 4	Confidential Treatment Requested by Apple Inc.

In conducting the analysis described above, the Company noted the following facts, among others:

[***]

After considering the totality of the facts and circumstances, the Company concluded that, notwithstanding Ms. Jung’s position as Chief Executive Officer and a director of Avon, she does not have material direct or indirect interest in any transactions between the Company and Avon. As a result, the Company is not required to disclose these transactions under Item 404(a).

Form 10-K for the fiscal year ended September 25, 2010

Part III, page 88 (Incorporated by Reference from Definitive Proxy Statement Filed January 7, 2011)

The Role of Long-Term Equity Awards

2010 Equity Awards, page 26

Special Award for Mr. Cook, page 27

2.	We note that Mr. Cook received 200,000 RSUs, comprised of 125,000 RSUs as part of the 2010 equity awards and 75,000 RSUs as part of a special award, and Messrs. Oppenheimer, Johnson and Sewell received 100,000 RSUs. We also note that Mr. Cook received a $5 million discretionary bonus. Finally, we note your disclosure regarding the subjective assessments made by the Compensation Committee in determining grant levels. In your response letter, please explain how each of these amounts was determined. For example, we note that with respect to Mr. Cook’s special award of RSUs and discretionary bonus, the Compensation Committee considered Mr. Jobs’ recommendation, your 2009 financial performance and the importance to you of Mr. Cook. Please also disclose how your 2009 performance together with the other listed factors led the Compensation Committee to determine to award Mr. Cook 75,000 RSUs and $5 million. In future filings, please ensure that you discuss how company or individual performance relative to the parameters evaluated in making compensation awards led to the specific awards.

The Company acknowledges the Staff’s comments and supplementally advises the Staff as follows:

2010 Equity Awards (other than Mr. Cook’s Special Award). As disclosed on page 26 of the Proxy Statement, the Company’s general practice has been to grant equity awards to executives approximately every two years with vesting periods of approximately four years. The Company believes that equity awards with long vesting periods (such as the RSUs) create a substantial retention incentive and encourage the executives to focus on the Company’s long-term business objectives and long-term stock price performance.

In approving these awards, the Compensation Committee (the “Committee”) considered the following factors:

•

The practice of granting ongoing equity awards approximately every two years with long-term vesting requirements. The Committee noted that it generally grants awards every two years, and consequently the size of the awards is greater than it would be if they were granted annually.

Confidential Treatment Requested by Apple Inc.

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

U.S. Securities and Exchange Commission March 28, 2011 Page 5	Confidential Treatment Requested by Apple Inc.

•

The Committee’s assessment of the Company’s overall performance. The Committee considered, in the broadest of terms, the Company’s exceptional performance during fiscal year 2010. While noting all aspects of the Company’s performance, including those disclosed in the Form 10-K and the Proxy Statement, the Committee did not focus on any particular metric. Instead, the Committee’s judgment was informed by the fact that the Company’s stock price, revenue and net income had increased significantly during the year, as summarized for the entire 2010 fiscal year on page 22 of the Proxy Statement.

•

The emphasis placed on equity in the mix of total compensation. The Committee believes that equity award values should constitute a substantial portion of each executive’s overall compensation package to help further align executives’ interests with those of the Company’s shareholders.

•

The scope of the named executive officer’s role and responsibilities relative to other members of the executive team. The Committee determined that compensation decisions for the members of the executive team should reflect the Company’s team-based approach and internal pay equity philosophy. As a result, each of the named executive officers, other than Mr. Cook, received the same number of RSUs. With respect to Mr. Cook’s RSU award, the Committee determined that Mr. Cook’s compensation should be set at a higher level than the other executives to reflect his additional responsibilities as Chief Operating Officer.

•

The retention value of the total compensation package. The Committee considered the importance of retaining the Company’s executive officers. In this regard, the Committee believes the significant unvested value of the RSU awards should generally provide a retention incentive through 2014.

These factors were identified on pages 26-27 of the Proxy Statement in accordance with Item 402(b)(2)(ix) of Regulation S-K (requiring disclosure of the factors considered by the Committee in its decision to approve the awards). However, as disclosed in the Proxy Statement, no formula was used in determining the grant sizes, and no weight was assigned to any particular factor.

As disclosed on page 24 of the Proxy Statement, Mr. Jobs also provided input to the Committee regarding the performance of the named executive officers and the appropriate grant levels for the RSU awards. The Committee values Mr. Jobs’s recommendations because of his direct knowledge of each executive officer’s performance and contributions.

As disclosed on page 25 of the Proxy Statement, while the Committee reviews compensation practices at peer companies to inform the Committee’s decision-making process, the Company’s compensation components for executives are not set to meet specific benchmarks.

The Committee’s determination of the specific grant levels was subjective. There was no formula or peer group “benchmark” used in determining these levels. Rather, the grant levels were the product of the Committee’s business judgment, which was informed by the experiences of the Committee members, the input received from Mr. Jobs, the input and peer group data provided by Frederic W. Cook, the Committee’s independent executive compensation consultant and the other factors noted above.

Special RSU Award and Discretionary Bonus for Mr. Cook. Similar to the RSU awards discussed above, there was no formula or peer group “benchmark” used in determining the levels of the special RSU award and discretionary bonus for Mr. Cook. The Committee considered Mr. Jobs’s recommendation that the Committee recognize Mr. Cook’s performance in assuming responsibility for the Company’s day-to-day operations for the period in 2009 during which Mr. Jobs was on a medical leave of absence. The Committee believed that such recognition was appropriate.

Confidential Treatment Requested by Apple Inc.

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

U.S. Securities and Exchange Commission March 28, 2011 Page 6	Confidential Treatment Requested by Apple Inc.

The Company supplementally notes to the Staff the following information about the second and third quarter of fiscal year 2009, the period during which Mr. Jobs was on a leave of absence and Mr. Cook assumed responsibility for the Company’s day-to-day operations. These facts have been previously disclosed in the Company’s periodic reports, and are identified here not as specific factors considered by the Committee, but rather as indicators of the Company’s overall performance during that period:

•	Revenue increased approximately 21% year over year;

•	Net income increased approximately 54% year over year;

•	The Company’s stock price increased approximately 66%; and

•	The Company executed a number of significant product introductions and updates, including iPhone 3GS.

The Committee also considered, in the broadest of terms, the Company’s exceptional performance during the period of time Mr. Cook assumed additional responsibilities. Additionally, the Committee believed that Mr. Cook’s special RSU award and discretionary bonus would help retain Mr. Cook, which was considered of particular importance to the Company in light of his position as Chief Operating Officer.

These factors were identified on pages 27 and 29 of the Proxy Statement in accordance with Item 402(b)(2)(ix) of Regulation S-K (requiring disclosure of the factors considered by the Committee in its decision to approve these awards for Mr. Cook). However, as disclosed in the Proxy Statement, no formula was used in determining the award sizes, and no weight was assigned to any particular factor.

The Committee’s determination of Mr. Cook’s special RSU award and bonus was a subjective determination. There was no formula or peer group “benchmark” used in determining these awards. Rather, the awards (and the sizes of the awards) were the product of the Committee’s business judgment, which was informed by the experiences of the members of the Committee, the input received from Mr. Jobs, the input and peer group data provided by Frederic W. Cook and the other factors noted above.

Future Filings. In future filings, when the Committee evaluates specific parameters that have a direct impact on a specific award or award level, the Company undertakes to discuss how such factors led to the specific award. The Company also undertakes to clarify when awards or award levels are not tied to a specific parameter, but instead are the result of the Committee’s business judgment.

*        *        *

Confidential Treatment Requested by Apple Inc.

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

U.S. Securities and Exchange Commission March 28, 2011 Page 7	Confidential Treatment Requested by Apple Inc.

If you have any questions regarding our responses, you may contact me at (408) 974-6614 or Bruce Sewell, Senior Vice President, General Counsel and Secretary, at (408) 974-0025.

Very truly yours,

/s/ Peter Oppenheimer
Peter Oppenheimer
Senior Vice President, Chief Financial Officer

cc:	Bruce Sewell, Senior Vice President and General Counsel, Apple Inc.
Betsy Rafael, Vice President and Corporate Controller, Apple Inc.
Robert Plesnarski, O’Melveny & Myers, LLP
Martin Dunn, O’Melveny & Myers, LLP

Confidential Treatment Requested by Apple Inc.

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83